UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 11-K ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020	Commission file number 1-5128

MEREDITH SAVINGS AND INVESTMENT PLAN
(Full title of the plan and the address of the plan, if different from that of the issuer named below)

Meredith Corporation 1716 Locust Street Des Moines, Iowa 50309-3023
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

4. Financial Statements and Supplemental Schedule for the Plan

The Meredith Savings and Investment Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). In lieu of the requirements of Items 1 - 3 of this Form, the Plan is filing financial statements and a supplemental schedule prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements as of December 31, 2020 and 2019, and for the year ended December 31, 2020, and supplemental schedule as of December 31, 2020, have been audited by KPMG LLP, Independent Registered Public Accounting Firm, and their report is included herein.

EXHIBITS

23. Consent of Independent Registered Public Accounting Firm, KPMG LLP

MEREDITH SAVINGS AND INVESTMENT PLAN

Financial Statements as of December 31, 2020 and 2019,
and for the Year Ended December 31, 2020,
Supplemental Schedule as of December 31, 2020,
and Report of Independent Registered Public Accounting Firm

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2020 and 2019	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2020	3

Notes to Financial Statements	4

Supplemental Schedule

Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2020	9

Note:  All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations
           for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator
Meredith Savings and Investment Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Meredith Savings and Investment Plan (the Plan) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have not been able to determine the specific year that we began serving as the Plan’s auditor, however we are aware that we have served as the Plan’s auditor since at least 1983.

/s/ KPMG LLP

Des Moines, Iowa
June 29, 2021

Meredith Savings and Investment Plan
Statements of Net Assets Available for Benefits

Assets	December 31,	2020	2019
Investments, at fair value		$1,091,787,809	$1,033,827,183
Employer contributions receivable		3,044	6,553
Employee contributions receivable		(28)	454
Notes receivable from participants		1,582,436	2,711,583
Net assets available for benefits		$1,093,373,261	$1,036,545,773

See accompanying Notes to Financial Statements

Meredith Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,	2020
Additions to net assets attributed to
Contributions
Participant	$34,580,800
Employer	17,142,717
Rollovers	4,340,577
Total contributions	56,064,094
Investment income
Dividend and interest income	3,060,430
Net appreciation of investments	129,596,013
Net investment gain	132,656,443
Total additions	188,720,537
Deductions from net assets attributed to
Benefits paid to participants	(131,893,049)
Net increase in net assets available for benefits	56,827,488
Net assets available for benefits at beginning of year	1,036,545,773
Net assets available for benefits at end of year	$1,093,373,261

See accompanying Notes to Financial Statements

Meredith Savings and Investment Plan
Notes to Financial Statements

1. Description of Plan

The following description of the Meredith Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General—The Plan is a defined contribution plan covering substantially all employees of Meredith Corporation (Meredith or the Company). Principal Life Insurance Company (Principal) serves as the Plan trustee and recordkeeper. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions—Full and part-time employees are eligible to begin contributions to the Plan at any time. The Plan includes an automatic enrollment provision whereby all newly eligible employees who have not signed up for the Plan or affirmatively elected not to participate are automatically enrolled in the Plan. Automatically enrolled participants have their deferral rate set at 3 percent of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant. Temporary and on-call employees must work 1,000 hours and complete a year of service to be eligible to make Plan contributions. On a pretax basis, employees may contribute a maximum of 50 percent of their compensation to the Plan, subject to certain limitations and cannot exceed the maximum amount under the federal tax laws for that calendar year. To be eligible to receive Company matching contributions, all employees must complete a year of service in which they work at least 1,000 hours. Effective January 1, 2017, the Company began matching 100 percent of the first 4 percent of a participant's eligible compensation contributed to the Plan and 50 percent of the next 1 percent of a participant's eligible compensation contributed to the Plan. Additional amounts may be contributed at the discretion of the Company. No such additional discretionary contributions were made during the years ended December 31, 2020 and 2019. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (known as rollover contributions).

Individuals age 50 or older (and those who will turn 50 by the end of the calendar year) have the opportunity to make additional pretax contributions to the Plan if their contributions are otherwise limited by the tax laws or the Plan limit. Additional contributions cannot exceed the maximum amount allowed under the federal tax laws for that calendar year. The Company does not match additional contributions.

The contributions receivable relate to the amount due to participants to true up their 2020 contributions. The amounts were settled during 2021.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and an allocation of plan earnings based on participant account balances. The benefit to which a participant is entitled is the participant's vested account balance.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. Company matching contributions are invested in the same investment options as the participant's contribution elections. The Plan currently offers 13 common trust funds, 9 mutual funds, and 2 pooled separate accounts as investment options for participants.

Vesting—Participants are immediately vested in their contributions, the Company's matching contributions, and investment earnings. As a result, there are no forfeitures under the Plan.

Payment of Benefits—On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account. Participants may also rollover all or part of the vested value of their account to an eligible retirement plan. Upon death or retirement, a participant may elect to receive quarterly, semi-annual, or annual installments, over a period not to exceed 15 years.

Voting Rights—Each participant is entitled to exercise voting rights attributable to the shares of Meredith common stock allocated to the participant's account. Shares of Meredith common stock for which participants do not timely return proxy or voting instruction cards shall be voted by the trustee in proportion to the results for those votes returned by participants.

Notes Receivable from Participants—The Plan does not allow participants to borrow funds from their account. Due to the merger with the Time Inc. Savings Plan, existing participant loans were transferred into the Plan. However, further loans are not allowed.

2. Summary of Significant Accounting Policies

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

The Plan provides for investment in the Company's common and Class B stock. At both December 31, 2020 and 2019, approximately 1 percent of the Plan's total assets were invested in common and Class B stock of the Company. The underlying values of the Company's common and Class B stock are entirely dependent upon the performance of the Company and the market's evaluation of such performance.

Investment Valuation and Income Recognition—Investments held by a defined contribution plan are required to be reported at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. Fair value of the investments in the common trust funds and pooled separate accounts are determined by the fund trustee based on observable market quotes of the underlying securities within the fund, which represent the net asset value (NAV) of the shares held by the Plan at year end.

The Meredith Corporation stock funds consist of the Meredith Corporation common stock fund and the Meredith Corporation Class B stock fund. The Meredith Corporation common stock fund is an employer stock unitized fund that consists of Meredith Corporation common stock and a short-term cash investment component. Common stock of the Company is transacted and reported at the daily closing price as reported in the New York Stock Exchange composite. The short term cash investments are valued at NAV, which equals fair value. Ownership is measured in units instead of shares of stock.

The Class B stock included in the Meredith Corporation Class B stock fund is not publicly traded or available for sale. All Class B shares, however, are convertible to shares of the Company's common stock on a one-to-one basis and thus the value of a share of common stock has been used to value the Class B shares.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes gains and losses on investments sold during the year as well as appreciation and depreciation of the investments held at the end of the year.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common trust funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of the return earned for such investments.

Administrative Expenses—Administrative expenses of the Plan are paid by the Company.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. Accordingly, benefits payable to persons that have requested a distribution from the Plan but have not yet been paid are not accrued. At December 31, 2020 and 2019, $31,863 and $65,078, respectively, were payable to participants.

The Plan is required to return contributions received during the Plan year in excess of tax law or Plan limits. These amounts have been recorded as liabilities on the statement of net assets available for benefits.

Recent Accounting Pronouncements—In August 2018, the FASB issued ASU No.2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement (ASU 2018-13). ASU 2018-13 eliminates, amends and adds disclosure requirements and is applicable to all entities that are required under accounting principles generally accepted in the United States of America to disclose recurring and nonrecurring fair value measurements. ASU 2018-13 was effective for all reporting periods beginning after December 31, 2019, though early adoption was permitted for any eliminated or modified disclosure requirements. The Plan has adopted ASU 2018-13 as of January 1, 2020. The adoption did not have a material impact on the financial statements.

3. Fair Value Measurements

Fair value is a market-based measurement, not an entity specific measurement. Therefore, a fair value measurement should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy was established, which prioritizes the inputs used in measuring fair values. The hierarchy gives the highest priority to Level 1 measurements and the lowest priority to Level 3 measurements. The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are described as follows:

• Level 1Quoted prices (unadjusted) in active markets for identical assets or liabilities;
• Level 2Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;
• Level 3Assets or liabilities for which fair value is based on valuation models with significant unobservable inputs and which result in the use of management estimates.

The following is a description of the valuation methods used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2020 or 2019.

Mutual funds—The fair values of these securities are based on observable unadjusted market quotations and are priced on a daily basis at the close of business.

Meredith common stock—The fair value of Meredith common stock is valued at the unadjusted closing price reported on the active market on which the security is traded.

Meredith Class B stock—The fair value of Meredith Class B stock is based on observable market quotations of Meredith common stock and is valued at the unadjusted closing price reported on the active market on which Meredith common stock is traded.

Pooled separate accounts—The fair value of units held in pooled separate accounts are valued at the NAV as reported by the investment manager of the accounts daily by the fund with the ability to redeem daily at that price.

For these funds, NAV is considered to be the readily determinable fair value and is supported by the unit prices of actual purchase and sale transactions. These net asset values generally represent amounts at which units are redeemed on a regular basis. The pooled separate accounts allow one transfer per 30 day period. The transfer restriction applies to all Plan directed transfers out of this investment, including non-scheduled rebalancing activity. Once the number of allowed transfers is met, the Plan is not allowed to transfer back into this investment option until the holding period elapses. Contributions into the investment options are not impacted.

Common trust funds—The fair value of the investments in the common trust funds are determined by the fund trustee based on the fair value of the underlying securities within the fund, which represent the NAV of the shares held by the Plan at year end. For these funds, NAV is considered to be the readily determinable fair value and is supported by the unit prices of actual purchase and sale transactions. The common trust funds allow one transfer per 30 day period. The transfer restriction applies to all Plan directed transfers out of this investment, including non-scheduled rebalancing activity. Once the number of allowed transfers is met, the Plan is not allowed to transfer back into this investment option until the holding period elapses. Contributions into the investment options are not impacted.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuations methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets measured at fair value as of December 31, 2020 and 2019:

December 31, 2020	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Mutual funds	$224,372,595	$—	$—	$224,372,595
Common trust funds	—	717,552,749	—	717,552,749
Pooled separate accounts	—	143,367,381	—	143,367,381
Meredith Corporation stock funds
Employer securities	6,445,248	18,193	—	6,463,441
Interest bearing cash	31,643	—	—	31,643
Total investments, at fair value	$230,849,486	$860,938,323	$—	$1,091,787,809

December 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Mutual funds	$208,161,176	$—	$—	$208,161,176
Common trust funds	—	675,724,162	—	675,724,162
Pooled separate accounts	—	137,245,531	—	137,245,531
Meredith Corporation stock funds
Employer securities	12,593,002	30,770	—	12,623,772
Interest bearing cash	72,542	—	—	72,542
Total investments, at fair value	$220,826,720	$813,000,463	$—	$1,033,827,183

There were no transfers between levels of the fair value hierarchy for the years ended December 31, 2020 and 2019.

4. Exempt Party-In-Interest Transactions

Certain Plan investments are shares in pooled separate accounts managed by Principal. As Principal is the Plan trustee and recordkeeper, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each investment.

At December 31, 2020 and 2019, the Meredith Common stock fund held 340,139 and 387,835 shares, respectively, of the common stock of Meredith, the sponsoring employer, with a cost basis of $13,045,511 and $15,696,877, respectively. In addition, at December 31, 2020 and 2019, the Plan held 947 shares of the Company's Class B stock, with a cost basis of $4,752. During the year ended December 31, 2020, the Plan recorded dividend income from Company common stock of $228,671.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6. Income Tax Status

The Internal Revenue Service (IRS) issued a determination letter dated May 8, 2017, that the Plan is qualified, and the trust established under the Plan is tax-exempt, under Sections 401(a) and 501(a) of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. Future qualification of the Plan will depend on operation of the Plan in compliance with the Internal Revenue Code.

U.S. GAAP requires the Company to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Company has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020 and 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes the Plan is no longer subject to income tax examinations for years prior to 2015.

7. Subsequent Events

Management has evaluated subsequent events for the Plan through the date of the filing. Effective January 1, 2021, the Plan was amended with respect to matching contributions, certain testing provisions, plan loans, coronavirus-related distributions, and a temporary suspension of required minimum distributions. Effective June 1, 2021, the Plan was amended with respect to optional forms of distribution. Other than the Plan amendments, management has concluded there were no material events that would require disclosure.

MEREDITH SAVINGS AND INVESTMENT PLAN
EIN: 42 0410230     PLAN NUMBER 004
FORM 5500
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2020

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Pooled separate accounts
*	Principal Life Insurance Company	Principal LargeCap S&P 500 Index Separate Account	**	$95,298,849
*	Principal Life Insurance Company	Principal MidCap Separate Account	**	48,068,532
				143,367,381
	Common trust funds
	Wells Fargo Bank, N.A.	Wells Fargo Stable Value Fund	**	43,485,645
	Vanguard Group	Vanguard Target Retirement Income Trust Plus Fund	**	7,167,540
	Vanguard Group	Vanguard Target Retirement 2015 Trust Plus Fund	**	7,563,863
	Vanguard Group	Vanguard Target Retirement 2020 Trust Plus Fund	**	40,735,583
	Vanguard Group	Vanguard Target Retirement 2025 Trust Plus Fund	**	81,302,370
	Vanguard Group	Vanguard Target Retirement 2030 Trust Plus Fund	**	117,368,755
	Vanguard Group	Vanguard Target Retirement 2035 Trust Plus Fund	**	111,785,707
	Vanguard Group	Vanguard Target Retirement 2040 Trust Plus Fund	**	113,788,465
	Vanguard Group	Vanguard Target Retirement 2045 Trust Plus Fund	**	79,341,016
	Vanguard Group	Vanguard Target Retirement 2050 Trust Plus Fund	**	61,706,672
	Vanguard Group	Vanguard Target Retirement 2055 Trust Plus Fund	**	41,683,528
	Vanguard Group	Vanguard Target Retirement 2060 Trust Plus Fund	**	9,553,714
	Vanguard Group	Vanguard Target Retirement 2065 Trust Plus Fund	**	2,069,891
				717,552,749
	Mutual funds
	T. Rowe Price Funds	T. Rowe Price Small-Cap Stock I Fund	**	49,651,491
	LSV Funds	LSV Value Equity Fund	**	32,187,782
	American Funds	American Funds EuroPacific Growth R6 Fund	**	27,588,573
	PIMCO	PIMCO Total Return Instl Fund	**	22,988,298
	American Funds	American Funds New Perspective R6 Fund	**	16,116,028
	Vanguard Group	Vanguard Total International Stock Index Instl Fund	**	9,611,719
	Vanguard Group	Vanguard Extended Market Index Instl Fund	**	14,265,875
	Vanguard Group	Vanguard PRIMECAP Core Inv Fund	**	22,958,273
	Vanguard Group	Vanguard Total Bond Market Index Instl Fund	**	29,004,556
				224,372,595
	Meredith Corporation stock funds
*	Meredith Corporation	340,139 shares of common stock	**	6,445,248
		Interest bearing cash	**	31,643
*	Meredith Corporation	947 shares of Class B stock	**	18,193
				6,495,084
	Notes receivable from participants
	Notes receivable from participants	Interest rates ranging from 4.25% to 9.0% due through April 2036		1,582,436
				$1,093,370,245

*	Party-in-interest
**	Cost information is not required for participant directed investments and therefore is not included.

See accompanying report of independent registered public accounting firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

MEREDITH SAVINGS AND INVESTMENT PLAN (Name of Plan)

/s/ Steven M. Cappaert
Steven M. Cappaert SVP Controller of Meredith Corporation

Date:	June 29, 2021

INDEX TO ATTACHED EXHIBIT

Exhibit Number	Item
23	Consent of Independent Registered Public Accounting Firm

E-1